

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 19, 2008

via U.S. mail and facsimile

Daniel R. Dwight
President, and Chief Executive Officer and Director
Kronos Advanced Technologies, Inc.
464 Common Street, Suite 301
Belmont, Massachusetts 02478

> **RE: Kronos Advanced Technologies, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **Forms 10-QSB for the Fiscal Quarters Ended September 30, 2007 and**
> **December 31, 2007**
> **File No. 0-30191**

Dear Mr. Dwight:

　　We have reviewed your response letter dated February 7, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 8 – Convertible Notes Payable and Notes Payable, page F-11

1. We note your response to comment 2 in our letter dated January 28, 2008 regarding the Sun and Gumbinner notes issued on June 19, 2007, that are convertible into your common stock at $0.0028 per share. Specifically, you state that Section 2 to the Voting and Support Agreement with Sun and Gumbinner states that Sun and Gumbinner are unable to convert their notes until the occurrence of future events outside of their control (i.e., a contingency). However, it appears the language in Section 2 stipulates Sun and Gumbinner vote their securities in a prescribed manner and does not address their ability to convert their notes into shares of common stock. Further, Section 3(a) of the Voting and Support Agreement appears to limit Sun and Gumbinner's ability to sell, transfer, etc. any of your securities but not limit their ability to convert one security into another security. Finally, the Standstill letters from

Sun and Gumbinner appear to only require Sun and Gumbinner not to exercise the conversion options until December 31, 2007, which would be a passage of time issue.

Further, Issue 2 of EITF 00-27 states, "…the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time, should be used to measure the intrinsic value of an embedded conversion option. Changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs." Also refer to the examples in paragraphs 9 and 10 of EITF 00-27. In your response, you state that the future events are not within the control of the holder without comment as to whether you believe such events are within your control or who does control such events.

As such, it remains unclear how you determined that the Sun and Gumbinner notes contain a contingent beneficial conversion feature that will be recognized once the contingency is resolved in accordance with Issue 2 of EITF 00-27. Please address each of the following points:

- Provide us with a more detailed explanation with reference to the specific agreements and accounting literature that supports your current accounting.
- Tell us and disclose in future filings the intrinsic value of the embedded conversion options at the date of issuance.
- Tell us and disclose in future filings the future events that need to occur before Sun and Gumbinner may convert the notes into shares of common stock, including the document that provides for such contingencies to be able to convert the notes. Please tell us who controls the occurrence of each event.
- If you are unable to support your current accounting for the conversion options of the Sun and Gumbinner notes, provide us with your materiality assessment in accordance with SAB Topic 1:M. If you provide us with a materiality assessment that demonstrates the impact to your consolidated financial statements is material, please amend your June 30, 2007 Form 10-KSB and subsequent Forms 10-QSB and restate your consolidated financial statements.
- If there is no agreement that prevents Sun and Gumbinner from converting their notes into shares of common stock beyond December 31, 2007, and you do not have a sufficient amount of shares of common stock to satisfy the conversion options, please tell us what consideration you gave to the guidance in paragraphs 12 and 11 of SFAS 133 and EITF 00-19.
- Regardless of whether the beneficial conversion features are to be recognized currently or subsequently upon the occurrence of future events, your footnote disclosures should be revised to adequately explain the material terms of the notes and the amount of beneficial conversion feature that is either currently recognized or will be recognized, including the events that need to occur for the contingency to be resolved. Refer to Issue 16(a) of EITF 00-27 for guidance.

2. We note your response to comment 2 in our letter dated January 28, 2008 regarding the additional notes to AirWorks and Hilltop during the fiscal quarter ended September 30, 2007. Specifically, it appears that the section you cite limiting AirWorks and Hilltop's ability to exercise their conversion options ends on December 31, 2007. As such, it would appear that such clause is a "passage of time" contingency. As such, it is unclear how you determined that any corresponding beneficial conversion feature is not yet required to be recognized. As noted in the above comment, Issue 2 of EITF 00-27 states beneficial conversion features with passage of time contingencies are to be recognized at the date of issuance. Please address each of the following points:

   - Provide us with a more detailed explanation with reference to the specific agreements and accounting literature that supports your current accounting.
   - Tell us and disclose in future filings the intrinsic value of the embedded conversion options at the date of issuance.
   - If you are unable to support your current accounting for the conversion options of the additional AirWorks and Hilltop notes, provide us with your materiality assessment in accordance with SAB Topic 1:M. If you provide us with a materiality assessment that demonstrates the impact to your consolidated financial statements is material, please amend your September 30, 2007 Form 10-QSB and restate your consolidated financial statements.
   - If there is no agreement that prevents AirWorks and Hilltop from converting their notes into shares of common stock beyond December 31, 2007, and you do not have a sufficient amount of shares of common stock to satisfy the conversion options, please tell us what consideration you gave to the guidance in paragraphs 12 and 11 of SFAS 133 and EITF 00-19.
   - Regardless of whether the beneficial conversion features are to be recognized currently or subsequently upon the elimination of a "cap," your footnote disclosures should be revised to adequately explain the material terms of the notes and the amount of beneficial conversion feature that is either currently recognized or will be recognized, including the events that need to occur for the contingency to be resolved. Refer to Issue 16(a) of EITF 00-27 for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief